EXHIBIT 21.1
Subsidiaries of the Registrant

	Jurisdiction of Incorporation
	or Organization	Ownership
Impax Laboratories (Taiwan) Inc.	Taiwan, Republic of China	100%

Impax Laboratories (Cayman), Ltd.	Cayman Islands	100%

Prohealth Biotech, Inc.	Taiwan, Republic of China	58.68%